November 16, 2009
Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
ATTN: Document Control — EDGAR

RE:	Seligman TargetHorizon ETF Portfolios, Inc. (File Nos. 333-126647/811-21788, PEA #10)
      Seligman TargETFund Core (TargETFund Core)
      Seligman TargETFund 2015 (TargETFund 2015)
      Seligman TargETFund 2025 (TargETFund 2025)
      Seligman TargETFund 2035 (TargETFund 2035)
Seligman TargETFund 2045 (TargETFund 2045)
(TargETFund Core, TargETFund 2015, TargETFund 2025, TargETFund 2035 and TargETFund 2045 are singularly and collectively, where the context requires, referred to as either “the Fund,” “each Fund” or “the Funds.”)
Dear Ms. Mengiste:
This letter responds to your comments received by telephone on November 4, 2009 with respect to the Funds’ registration statement on Form N-1A filed pursuant to Rule 485(a) of the Securities Act of 1933, as amended, on September 25, 2009 (the “Filing”).
Comment 1: With regards to the Seligman Time Horizon Matrix and the Seligman Harvester, as referenced under the section “Asset Allocation Strategies,” please supplementally describe each strategy.
Response: Each of the Seligman Time Horizon Matrix and the Seligman Harvester (the “Allocation Strategies”) are described in substantial detail in the section of the Funds’ prospectus entitled “Questions and Answers about the Funds”. Pages 22-23 of the Funds’ prospectus provides responses to the following questions relating to the Allocation Strategies: “What is Seligman Time Horizon Matrix?”; “What is Seligman Harvester?”; “How was Seligman Time Horizon Matrix developed?; and “How was Seligman Harvester developed?” Background information on the Allocation Strategies is as follows.
The Seligman Time Horizon Matrix is a multidiscipline strategy designed for investors seeking to manage market risk and build wealth over time. The strategy is based on historical calendar-year performance of various asset classes since 1950 and may be updated as the investment manager deems appropriate. The foundation for this strategy is the historical observation that the relative risk of various asset classes changes over time. Based on this observation, the investment manager believes that time, as well as asset allocation, can be used to diversify risk. Through its systematic investment approach that seeks to meet financial goals, Seligman Time Horizon Matrix seeks to manage the impact of market fluctuations. A basic premise of Seligman Time Horizon Matrix is to stay invested throughout market fluctuations rather than trying to time general market movements and avoid volatility by jumping in and out of various investments.
The Seligman Harvester (which is incorporated into Seligman Time Horizon Matrix) is an asset allocation strategy designed for investors who seek current income and capital preservation as well as growth of capital. This strategy is designed for investors who need to withdraw income from accumulated assets, and who, therefore, may be more sensitive to the volatility of their investments. The Seligman Harvester strategy seeks to reduce such risks through what the investment manager believes is an appropriate allocation to historically less volatile asset classes.
Comment 2: To the extent any Fund is involved in significant portfolio trading, please state which Fund.

Response: None of the Funds’, as part of their asset allocation strategies, have significant portfolio turnover. Portfolio turnover for each of the Funds, as required by Form N-1A, is described in the Funds’ Statement of Additional Information.
Comment 3: With regards to the “Risk Management Overlay” discussion under the Principal Investment Strategies section, please supplementally explain the risk/reward characteristics.
Response: The Risk Management Overlay seeks to improve the Funds’ risk/reward characteristics by reducing the short-term market volatility of the Funds’ holdings in exchange-traded funds (“Underlying ETFs”). By incorporating the Risk Management Overlay into the Funds’ strategies, the Funds, through the use of written covered call options, would receive income from premiums paid to the Funds from such covered call options, which would help mitigate a decline in market price of an Underlying ETF held by the Fund that is subject to being purchased or “called away” from the Fund (through its being exercised) by the option holder. However, if the option is exercised, the Fund will not benefit from any increase in market price of the Underlying ETF beyond the call option’s strike price.
The Funds would also purchase protective put options as part of the Risk Management Overlay. By purchasing put options, the Funds are protected from a decline in the market price of an Underlying ETF below the put’s strike price, in exchange for paying a premium to the option writer.
The goal of the Risk Management Overlay is to provide a risk/reward profile that seeks higher returns in down, flat, or gently rising equity markets in exchange for lower returns in strong up markets.
Comment 4: For each Fund, please provide the chart that depicts the Fund’s asset allocation target.
Response: The asset allocation charts for each Fund as will be stated in the prospectus are outlined in Attachment A.
Comment 5: Please provide each of the Fund’s “Fees and Expenses” information.
Response: The proposed “Fees and Expenses” of each of the Funds as will be stated in the prospectus are outlined in Attachment B.
Comment 6: In “Expense Examples” of the Fees and Expenses section, ensure that fee waiver commitments are reflected only for their respective commitment periods in the 1, 3, 5 and 10 year expense examples.
Response: Expense Examples accurately reflect contractual fee waiver commitments.
Comment 7: In the “Principal Risks of an Investment in the Funds” section, please include a risk regarding option writing.
Response: The following risk disclosure appears on page 8 of the prospectus:
Specific options risk. The value of a Fund’s position in options on shares of an Underlying ETF fluctuates in response to changes in the value of the Underlying ETF. Writing call options reduces the risk of owning ETF shares, but it limits the opportunity to profit from an increase in the market value of ETF shares in exchange for up-front cash at the time of selling the call option. The Fund also risks losing all or part of the cash paid for purchasing put options. Unusual market conditions or the lack of a ready market for any particular option at a specific time may reduce the effectiveness of a Fund’s option strategies, and for these and other reasons a Fund’s option strategies may not reduce the Fund’s volatility to the extent desired. From time to time, the Fund may reduce its holdings of put options, resulting in an increased exposure to a decline in the value of the ETF shares.
Derivative instruments in which the Funds invest will typically increase the Funds’ exposure to Principal Risks to which it is otherwise exposed, and may expose the Funds to additional risks, including correlation risk, counterparty credit risk and hedging risk.

Correlation risk is related to hedging risk and is the risk that there may be an incomplete correlation between the hedge and the opposite position, which may result in increased or unanticipated losses.
Counterparty credit risk is the risk that a counterparty to the derivative instrument becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, and the Funds may obtain no recovery of its investment or may only obtain a limited recovery, and any recovery may be delayed. Although the Funds will only write covered call options or purchase put options that are eligible for settlement through the Options Clearing Corporation, bankruptcy or insolvency of a clearing broker used by the Funds could nonetheless cause the Funds to incur losses.
Hedging risk is the risk that derivative instruments used to hedge against an opposite position may offset losses, but they may also offset gains. There is no guarantee that a hedging strategy will eliminate the risk which the hedging strategy is intended to offset, which may lead to losses within the Fund.
The use of options can also increase the Funds’ transaction costs.
Staff had no additional comments except the requirement to make the following representation on behalf of the Registrant:
In connection with the Filing, the Registrant hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosures in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (212) 850-1703 or Katina A. Walker at (612) 671-6990.
Sincerely,
/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.

Attachment A

The asset allocation charts for each Fund as will be stated in the prospectus are:

At December 31, 2008, the approximate asset allocation target used by the investment manager for TargETFund Core was as follows:

The investment manager may change allocation percentages and targeted asset classes at any time.

At December 31, 2008, the approximate asset allocation target used by the investment manager for TargETFund 2015 was as follows:

The investment manager may change allocation percentages and targeted asset classes at any time.

At December 31, 2008, the approximate asset allocation target used by the investment manager for TargETFund 2025 was as follows:

The investment manager may change allocation percentages and targeted asset classes at any time.

At December 31, 2008, the approximate asset allocation target used by the investment manager for TargETFund 2035 was as follows:

The investment manager may change allocation percentages and targeted asset classes at any time.

At December 31, 2008, the approximate asset allocation target used by the investment manager for TargETFund 2045 was as follows:

The investment manager may change allocation percentages and targeted asset classes at any time.

Attachment B

The proposed “Fees and Expenses” as will be stated in the prospectus are outlined below:

FEES AND EXPENSES

Fund investors pay various expenses. The tables below describe the fees and expenses that you may pay if you buy and hold shares of a Fund. By investing in a Fund, you will incur not only the direct expenses of the Fund, but you will also indirectly incur a proportionate share of the expenses of the underlying funds held by the Fund. The cost of investing in a Fund, therefore, may be higher than the cost of investing in a mutual fund that invests directly in individual stocks and bonds. In addition, the use of a fund of funds structure could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes payable by you. Annual fund operating expenses are based on expenses incurred during a Fund’s most recently completed fiscal year, and are expressed as a percentage (expense ratio) of a Fund’s average net assets during the period. The expense ratios have [been adjusted to reflect current fee schedules but have] not been adjusted to reflect a Fund’s assets as of a different period or point in time, as asset levels will fluctuate. As of the date of this prospectus, each Fund’s assets are [lower/higher] than the Fund’s average net assets during the most recently completed fiscal year. In general, a fund’s annual operating expenses will increase as the fund’s assets decrease. Accordingly, each Fund’s annual operating expenses, if adjusted based on assets as of the date of this prospectus, would be [higher/lower] than are expressed in the fee and expense table below. [The commitment by the investment manager and its affiliates to waive fees and/or cap (reimburse) expenses limits the impact that any decrease in the Fund’s assets will have on its total annual (net) operating expenses in the current fiscal year.]

Shareholder Fees for Each Fund (fees paid directly from your investment)

	Maximum sales charge	Maximum deferred sales charge
	(load) imposed on purchases	(load) imposed on sales (as a percentage
	(as a percentage of offering price)	of offering price at time of purchase)

Class A	5.75% (a)	None (b)
Class C	None	1%
Class R2	None	None
Class R5	None	None

(a)	This charge may be reduced depending on the total value of your investments in the RiverSource Family of Funds. See “Sales Charges.”
(b)	A 1% CDSC may be assessed on Class A shares purchased without an initial sales charge and sold within 18 months after purchase. See “Sales Charges.”

TargETFund Core

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)

As a percentage of average daily net assets:
				Total		Net	Acquired fund	Net fund and
		Distribution		annual fund	Fee waiver/	annual	(underlying ETF)	acquired fund
	Management	and/or service	Other	operating	expense	fund operating	fees and	(underlying ETF)
	fees	(12b-1) fees	expenses(c)	expenses	reimbursement	expenses(d)	expenses(e)	fees and expenses

Class A	0.46%	0.25%	0.50%	1.21%	0.23%	0.98%	0.17%	1.15%
Class C	0.46%	1.00%	0.51%	1.97%	0.24%	1.73%	0.17%	1.90%
Class R2	0.46%	0.50%	0.61%	1.57%	0.34%	1.23%	0.17%	1.40%
Class R5	0.46%	0.00%	0.36%	0.82%	0.21%	0.61%	0.17%	0.78%

(c)	Other expenses include an administrative services fee, a transfer agency fee, a custody fee, other nonadvisory expenses and a plan administration services fee (for Class R2).
(d)	The investment manager and its affiliates have contractually agreed to waive certain fees and to absorb certain expenses until Jan. 31, 2015, unless sooner terminated at the discretion of the Fund’s Board. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net expenses (excluding fees and expenses of acquired funds) will not exceed 0.98% for Class A; 1.73% for Class C; 1.23% for Class R2 and 0.61% for Class R5.
(e)	In addition to the total annual Fund operating expenses that the Fund bears directly, the Fund’s shareholders indirectly bear the expenses of the acquired funds in which the Fund invests. The Fund’s “Acquired fund (underlying ETF) fees and expense,” based on its allocations in the acquired funds, is as shown. Because acquired funds will have varied expense and fee levels and the Fund may own different proportions of acquired funds at different times, the amount of fees and expenses incurred by the Fund with respect to such investments will vary.

TargETFund 2015

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)

As a percentage of average daily net assets:
				Total		Net	Acquired fund	Net fund and
		Distribution		annual fund	Fee waiver/	annual	(underlying ETF)	acquired fund
	Management	and/or service	Other	operating	expense	fund operating	fees and	(underlying ETF)
	fees	(12b-1) fees	expenses(c)	expenses	reimbursement	expenses(d)	expenses(e)	fees and expenses

Class A	0.46%	0.25%	0.70%	1.41%	0.43%	0.98%	0.21%	1.19%
Class C	0.46%	1.00%	0.71%	2.17%	0.44%	1.73%	0.21%	1.94%
Class R2	0.46%	0.50%	0.83%	1.79%	0.56%	1.23%	0.21%	1.44%
Class R5	0.46%	0.00%	0.58%	1.04%	0.43%	0.61%	0.21%	0.82%

(c)	Other expenses include an administrative services fee, a transfer agency fee, a custody fee, other nonadvisory expenses and a plan administration services fee (for Class R2).
(d)	The investment manager and its affiliates have contractually agreed to waive certain fees and to absorb certain expenses until Jan. 31, 2015, unless sooner terminated at the discretion of the Fund’s Board. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net expenses (excluding fees and expenses of acquired funds) will not exceed 0.98% for Class A; 1.73% for Class C; 1.23% for Class R2 and 0.61% for Class R5.
(e)	In addition to the total annual Fund operating expenses that the Fund bears directly, the Fund’s shareholders indirectly bear the expenses of the acquired funds in which the Fund invests. The Fund’s “Acquired fund (underlying ETF) fees and expense,” based on its allocations in the acquired funds, is as shown. Because acquired funds will have varied expense and fee levels and the Fund may own different proportions of acquired funds at different times, the amount of fees and expenses incurred by the Fund with respect to such investments will vary.

TargETFund 2025

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)

As a percentage of average daily net assets:
				Total		Net	Acquired fund	Net fund and
		Distribution		annual fund	Fee waiver/	annual	(underlying ETF)	acquired fund
	Management	and/or service	Other	operating	expense	fund operating	fees and	(underlying ETF)
	fees	(12b-1) fees	expenses(c)	expenses	reimbursement	expenses(d)	expenses(e)	fees and expenses

Class A	0.46%	0.25%	0.64%	1.35%	0.37%	0.98%	0.24%	1.22%
Class C	0.46%	1.00%	0.65%	2.11%	0.38%	1.73%	0.24%	1.97%
Class R2	0.46%	0.50%	0.76%	1.72%	0.49%	1.23%	0.24%	1.47%
Class R5	0.46%	0.00%	0.51%	0.97%	0.36%	0.61%	0.24%	0.85%

(c)	Other expenses include an administrative services fee, a transfer agency fee, a custody fee, other nonadvisory expenses and a plan administration services fee (for Class R2).
(d)	The investment manager and its affiliates have contractually agreed to waive certain fees and to absorb certain expenses until Jan. 31, 2015, unless sooner terminated at the discretion of the Fund’s Board. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net expenses (excluding fees and expenses of acquired funds) will not exceed 0.98% for Class A; 1.73% for Class C; 1.23% for Class R2 and 0.61% for Class R5.
(e)	In addition to the total annual Fund operating expenses that the Fund bears directly, the Fund’s shareholders indirectly bear the expenses of the acquired funds in which the Fund invests. The Fund’s “Acquired fund (underlying ETF) fees and expense,” based on its allocations in the acquired funds, is as shown. Because acquired funds will have varied expense and fee levels and the Fund may own different proportions of acquired funds at different times, the amount of fees and expenses incurred by the Fund with respect to such investments will vary.

TargETFund 2035

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)

As a percentage of average daily net assets:
				Total		Net	Acquired fund	Net fund and
		Distribution		annual fund	Fee waiver/	annual	(underlying ETF)	acquired fund
	Management	and/or service	Other	operating	expense	fund operating	fees and	(underlying ETF)
	fees	(12b-1) fees	expenses(c)	expenses	reimbursement	expenses(d)	expenses(e)	fees and expenses

Class A	0.46%	0.25%	1.55%	2.26%	1.28%	0.98%	0.23%	1.21%
Class C	0.46%	1.00%	1.56%	3.02%	1.29%	1.73%	0.23%	1.96%
Class R2	0.46%	0.50%	1.64%	2.60%	1.37%	1.23%	0.23%	1.46%
Class R5	0.46%	0.00%	1.39%	1.85%	1.24%	0.61%	0.23%	0.84%

(c)	Other expenses include an administrative services fee, a transfer agency fee, a custody fee, other nonadvisory expenses and a plan administration services fee (for Class R2).
(d)	The investment manager and its affiliates have contractually agreed to waive certain fees and to absorb certain expenses until Jan. 31, 2015, unless sooner terminated at the discretion of the Fund’s Board. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net expenses (excluding fees and expenses of acquired funds) will not exceed 0.98% for Class A; 1.73% for Class C; 1.23% for Class R2 and 0.61% for Class R5.
(e)	In addition to the total annual Fund operating expenses that the Fund bears directly, the Fund’s shareholders indirectly bear the expenses of the acquired funds in which the Fund invests. The Fund’s “Acquired fund (underlying ETF) fees and expense,” based on its allocations in the acquired funds, is as shown. Because acquired funds will have varied expense and fee levels and the Fund may own different proportions of acquired funds at different times, the amount of fees and expenses incurred by the Fund with respect to such investments will vary.

TargETFund 2045

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)

As a percentage of average daily net assets:
				Total		Net	Acquired fund	Net fund and
		Distribution		annual fund	Fee waiver/	annual	(underlying ETF)	acquired fund
	Management	and/or service	Other	operating	expense	fund operating	fees and	(underlying ETF)
	fees	(12b-1) fees	expenses(c)	expenses	reimbursement	expenses(d)	expenses(e)	fees and expenses

Class A	0.46%	0.25%	2.71%	3.42%	2.44%	0.98%	0.23%	1.21%
Class C	0.46%	1.00%	2.73%	4.19%	2.46%	1.73%	0.23%	1.96%
Class R2	0.46%	0.50%	2.65%	3.61%	2.38%	1.23%	0.23%	1.46%
Class R5	0.46%	0.00%	2.40%	2.86%	2.25%	0.61%	0.23%	0.84%

(c)	Other expenses include an administrative services fee, a transfer agency fee, a custody fee, other nonadvisory expenses and a plan administration services fee (for Class R2).
(d)	The investment manager and its affiliates have contractually agreed to waive certain fees and to absorb certain expenses until Jan. 31, 2015, unless sooner terminated at the discretion of the Fund’s Board. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net expenses (excluding fees and expenses of acquired funds) will not exceed 0.98% for Class A; 1.73% for Class C; 1.23% for Class R2 and 0.61% for Class R5.
(e)	In addition to the total annual Fund operating expenses that the Fund bears directly, the Fund’s shareholders indirectly bear the expenses of the acquired funds in which the Fund invests. The Fund’s “Acquired fund (underlying ETF) fees and expense,” based on its allocations in the acquired funds, is as shown. Because acquired funds will have varied expense and fee levels and the Fund may own different proportions of acquired funds at different times, the amount of fees and expenses incurred by the Fund with respect to such investments will vary.

Examples

These examples are intended to help you compare the cost of investing in each Fund with the cost of investing in other mutual funds.

These examples assume that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. These examples also assume that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs (based on total Fund and underlying ETF expenses) would be:

TargETFund Core	1 year		3 years	5 years	10 years

Class A(a)	$685		$966	$1,267	$2,123
Class C	$293	(b)	$647	$1,128	$2,458
Class R2	$143		$515	$913	$2,029
Class R5	$80		$295	$528	$1,199

TargETFund 2015	1 year		3 years	5 years	10 years

Class A(a)	$689		$1,017	$1,369	$2,357
Class C	$297	(b)	$701	$1,232	$2,687
Class R2	$147		$574	$1,027	$2,288
Class R5	$84		$354	$646	$1,479

TargETFund 2025	1 year		3 years	5 years	10 years

Class A(a)	$692		$1,014	$1,359	$2,331
Class C	$300	(b)	$697	$1,222	$2,662
Class R2	$150		$568	$1,013	$2,251
Class R5	$87		$349	$631	$1,439

TargETFund 2035	1 year		3 years	5 years	10 years

Class A(a)	$691		$1,191	$1,717	$3,152
Class C	$299	(b)	$881	$1,587	$3,464
Class R2	$149		$748	$1,374	$3,062
Class R5	$86		$532	$1,006	$2,317

TargETFund 2045	1 year		3 years	5 years	10 years

Class A(a)	$691		$1,416	$2,160	$4,110
Class C	$299	(b)	$1,116	$2,043	$4,409
Class R2	$149		$954	$1,777	$3,923
Class R5	$86		$742	$1,425	$3,249

(a)	Includes a 5.75% sales charge.
(b)	Includes the applicable CDSC.

You would pay the following expenses (based on total Fund and underlying ETF expenses) if you did not redeem your shares:

TargETFund Core	1 year	3 years	5 years	10 years

Class A(a)	$685	$966	$1,267	$2,123
Class C	$193	$647	$1,128	$2,458
Class R2	$143	$515	$913	$2,029
Class R5	$80	$295	$528	$1,199

TargETFund 2015	1 year	3 years	5 years	10 years

Class A(a)	$689	$1,017	$1,369	$2,357
Class C	$197	$701	$1,232	$2,687
Class R2	$147	$574	$1,027	$2,288
Class R5	$84	$354	$646	$1,479

TargETFund 2025	1 year	3 years	5 years	10 years

Class A(a)	$692	$1,014	$1,359	$2,331
Class C	$200	$697	$1,222	$2,662
Class R2	$150	$568	$1,013	$2,251
Class R5	$87	$349	$631	$1,439

TargETFund 2035	1 year	3 years	5 years	10 years

Class A(a)	$691	$1,191	$1,717	$3,152
Class C	$199	$881	$1,587	$3,464
Class R2	$149	$748	$1,374	$3,062
Class R5	$86	$532	$1,006	$2,317

TargETFund 2045	1 year	3 years	5 years	10 years

Class A(a)	$691	$1,416	$2,160	$4,110
Class C	$199	$1,116	$2,043	$4,409
Class R2	$149	$954	$1,777	$3,923
Class R5	$86	$742	$1,425	$3,249

(a)	Includes a 5.75% sales charge.